 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 3, 2025, RedHill Biopharma Ltd. (the “Company”) entered into an at the market offering agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), pursuant to which the Company may offer and sell American Depositary Shares (“ADSs”), each representing ten thousand (10,000) of its ordinary shares, par value NIS 0.01 per share (the “Shares”), from time to time, through Wainwright acting as agent. The offer and sale of the ADSs that may be sold pursuant to the Sales Agreement will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-281417), as supplemented by the prospectus supplement dated February 3, 2025, relating to the sale of the ADSs. Pursuant to the prospectus supplement, the Company may offer and sell ADSs having an aggregate offering price of up to $3,464,000.

Attached hereto and incorporated by reference in this Report on Form 6-K are the following exhibits:

Exhibit 1.1: At the Market Offering Agreement, dated February 3, 2025, between the Company and Wainwright.

Exhibit 5.1: Opinion of Goldfarb Gross Seligman & Co.

Exhibit 5.2: Opinion of Haynes and Boone, LLP.

Exhibit 23.1: Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).

Exhibit 23.2: Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001) and on June 20, 2024 (File No. 333-280327), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: February 3, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer